Exhibit 2

Form 51-102F1

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.

Management Discussion & Analysis

Interim (unaudited) Financial Statements for the

Three month period ended

March 31, 2004

The following discussion and analysis of the financial position and results of operations for the Company should be read in conjunction with the unaudited interim financial statements and the notes thereto for the three month periods ended March 31, 2004 and 2003, and which are prepared in accordance with Canadian generally accepted accounting principals.  The unaudited interim financial statements and notes thereto have not been reviewed by the Company’s Auditor.  The following discussion and analysis should also be read in conjunction with the audited financial statements and the notes thereto for the years ended December 31, 2003 and 2002.

This is the Company’s first management discussion and analysis (“MD&A”) required under NI-51-102 and therefore the following will include all the disclosure required under Form 51-102F1 for Annual MD&A.

The following information is prepared as at May 29, 2004.

Description of Business

The Company and its Antiguan subsidiary, Action Poker Gaming Inc. (“Action”) are in the business of developing and marketing software for on-line multi-player interactive card games.  The gaming and entertainment operations are carried on by Action.  The expected principal revenues of the Company’s Antiguan subsidiary will be from collecting rakes, licensing fees and royalties.  Action operates as an internet host of card games and collects a fee (rake) as host and does not participate in the actual card games.

Additional information relating to the Company is on SEDAR at www.sedar.com .  Las Vegas From Home.com Entertainment Inc. is a reporting issuer in the Provinces of British Columbia and Alberta and files all public documents, including an AIF in its alternate form, on www.Sedar.com .  The Company is a foreign issuer in the United States of America and in this respect, files on www.sec.gov/edgar , its Annual Report on Form 20-F and other reports on Form 6-K.

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.

Form 51-102F1 - Management Discussion & Analysis

For the three month interim period ended March 31, 2004

Selected Annual Information

Selected annual information from the audited financial statements for the three years ended December, 31, 2003, 2002 and 2001 is shown in the following table:

	Year Ended December 31, 2003	Year Ended December 31, 2002		Year Ended December 31, 2001
Revenue	$1,380,427	$375,608	$	Nil
Interest Income	1,997	9,776		20,087
Loss before other items	(1,801,688)	(1,908,234)		(1,686,112)
Loss per common share before other items	(0.04)	(0.06)		(0.08)
Fully diluted loss per common share before other items	(0.03)	(0.04)		(0.04)
Net loss	(1,794,751)	(1,742,362)		(2,106,871)
Net loss per common share	(0.04)	(0.05)		(0.10)
Fully diluted net loss per common share	(0.03)	(0.03)		(0.05)
Total Assets	661,035	345,200		732,602
Long term financial obligations	39,692	Nil		41,107
Cash dividends	Nil	Nil		Nil

For the twelve month period ended December 31, 2003, the Company has recorded Revenue of $1,380,427 reflecting a general acceptance of the Company’s Gaming Software by the Company’s Licensees and users of the Company’s Gaming Software.  Interest income declined to $1,997 due to lower cash balances in the bank.  The loss before other items of ($1,801,688) and the loss per common share before other items on a fully diluted ($0.03) and non-diluted ($0.04) basis does not take into account the gain on sale of investments which amounts to $6,502 and the gain on disposal of property and equipment which amounts to $435.  The net loss ($1,794,751) and the net loss per common share on a fully diluted ($0.03) and non-diluted ($0.04) basis takes into account the Company’s operating expenses of $3,184,112; revenue of $1,380,427; gain on sale of investments $6,502; and gain on disposal of property and equipment $435.  The net loss of $1,794,751 ($0.04 per share), includes a non-cash expense item of $314,433 for stock options granted to Directors, Employees and Consultants, as compared to a net loss of $1,742,362 ($0.05 per share), which does not include a non-cash expense item for stock options granted to Directors, Employees and Consultants, for the same period in the previous year. Total assets of $661,035 comprises marketable securities $17,374; accounts receivable $179,133; prepaids and security deposits $85,041; due from related party $140,832; and property and equipment

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.

Form 51-102F1 - Management Discussion & Analysis

For the three month interim period ended March 31, 2004

$238,655.  The Company has long term obligations of $39,692 for hardware equipment.  The Company has never paid any cash dividends and has no plans to pay any cash dividends in the future.

The weighted average number of common shares was 42,579,518 in 2003 as compared to 34,176,428 for the same period in 2002 and, 21,184,593 for the same period in 2001.

Results of Operations

All financial figures presented herein are expressed in Canadian Dollars (CDN$) unless otherwise specified.  The Company has developed and has built a Software for on-line multi-player interactive card games which is live on-line to the general public under the URL www.tigergaming.com.  The Company is continually enhancing and upgrading the Company’s Software.  Furthermore, the Company is developing new games which will be added to the Company’s existing Software portfolio.

2003 was a year that the Company made progress in many areas. Despite some challenging times, the Company continued to make significant strides as far as developing and positioning itself as an innovative multiplayer games software developer, provider and licensor.  The Company improved its operating infrastructure and the Company’s technical team expanded considerably with the addition of several programmers and other specialized staff.  The Company also opened up a fully staffed customer service operation centre in the Kahnawake Mohawk Reserve in Quebec, Canada.

The Company is licensing its Software to several third party operators. For a list of all operators, please visit www.lvfh.com. Among these operators is “Real Time Gaming” (“RTG”), a leading software developer and provider of casino style games. Through RTG’s offshore subsidiary, the Company’s software was made available to RTG’s 50 plus licensees.

On July 25, 2003, all the parties to the lawsuits in respect to the Endzone Software settled all their differences by entering into an amicable out of court settlement and as a result these lawsuits were dismissed by consent.

The Company is presently not a party to any legal proceedings whatsoever.

During the year ended December 31, 2003, the Company’s Antiguan subsidiary, Action, entered into a Net Revenue Sharing Agreement with Atlantis Casino On-Line N.V. (“Atlantis”) whereby Action acquired the ownership and operatorship of www.atlantisworldpoker.com and Atlantis acquired 35% of Action’s share of Net Revenues after deducting all server and bandwidth costs and fees, and all transaction related fees, costs, expenses and charge-backs for a purchase price of U.S. $1,000,000 (the “Net Revenue Sharing Agreement”).  Pursuant to the Net Revenue Sharing Agreement, Action has paid Atlantis the sum of U.S. $65,200 for the period ending March 31, 2004.

During the twelve month period ended December 31, 2003, the Company incurred a net loss of $1,794,751 ($0.04 per share), which includes a non-cash expense item of $314,433 for stock options granted to Directors, Employees and Consultants, as compared to a net loss of $1,742,362 ($0.05 per share), which does not include a non-cash expense item for stock options

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.

Form 51-102F1 - Management Discussion & Analysis

For the three month interim period ended March 31, 2004

granted to Directors, Employees and Consultants, for the same period in the previous year.  Operating expenses during the twelve month period amounted to $3,184,112 as compared to $2,293,618 in the same period for the year 2002.  The increase in the Company’s operating expenses is due to the Company increasing its work force considerably and establishing an office for its Antiguan subsidiary, Action, in Kahnawake, Quebec.  The operating expenses consist primarily of salaries and benefits, rent, advertising and promotion, consulting fees, management fees, and, legal, accounting and audit fees.  Salaries and benefits costs during the twelve month period ended December 31, 2003 were $1,130,199 as compared to $828,290 for the same period in the previous year. During the twelve month period ended December 31, 2003, the Company and its Antiguan subsidiary, Action, recorded revenues of $1,380,427 (2002: $375,608).  Furthermore, during the twelve month period ended December 31, 2003, the Company dissolved, with the exception of Action Poker Gaming Inc., all of its wholly owned subsidiaries, namely, Endzone Inc., G.T. Enterprises Inc., Touchdown Inc., and Azat Investment LLC.

Effective March 6, 2003, David Horlington of Montreal, Canada resigned from the Board of Directors of the Company for personal reasons.

On May 12, 2003 Jack Aktorosyan of Montreal, Canada joined the Company’s Board of Directors.  Mr. Aktorosyan has informed the Company that he will serve out the remainder of his term as a director but, for personal reasons, will not stand for re-election as a director of the Company at the Company’s forthcoming Annual General Meeting on May 31, 2004.

At the Company’s Annual General Meeting of its Members, which was held on June 30, 2003 at the Company’s offices in Vancouver, British Columbia, the shareholders of the Company passed a resolution to fix the number of Directors at 5, elected Bedo H. Kalpakian, Jacob H. Kalpakian, Gregory T. McFarlane, Neil Spellman, and Jack Aktorosyan as Directors of the Company, appointed Smythe Ratcliffe, Chartered Accountants, as the Company’s Auditors for the ensuing year and authorized the Directors of the Company to fix the remuneration of the Company’s Auditors and, approved the Company’s 2003 Stock Option Plan.

For the three month period ended March 31, 2004, the Company recorded revenue of $276,676 as compared to $92,557 for the same period in 2003, due to an increase in usage of the Company’s Gaming Software.  Interest income was $103 as compared to $32 during the same period in 2003 reflecting an increase in cash balances in the bank.  The loss before other items was $458,379 as compared to $519,976 for the same period in 2003 due to the fact that the total expenses increased to $735,158 reflecting an increase in the level of the Company’s activities compared to $612,565 for the same period in 2003.  Items which contributed to an increase in operating expenses during the period ended March 31, 2004 were office and miscellaneous expenses, consulting fees, salaries and benefits, advertising and promotion, amortization and shareholder communication.

The weighted average loss per common share was ($0.01) compared to a loss of ($0.05) during the same period in 2003.  Total assets at March 31, 2004 were $1,526,679, (2003: $253,113). The Company has an equipment lease with minimum annual payments of $19,389 expiring in 2006, which has been personally guaranteed by the Company’s President, Jacob H. Kalpakian.  The Company has not paid any cash dividends and does not plan to pay any cash dividends in the future.

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.

Form 51-102F1 - Management Discussion & Analysis

For the three month interim period ended March 31, 2004

During the three month period ended March 31, 2004, the Company had a net loss of $464,934; ($0.01) per share, compared to a net loss of $1,916,168; ($0.05) per share in the same period of 2003.

During the three month period ended March 31, 2004, the Company’s weighted average number of shares was 55,689,799 compared to 38,103,486 for the same period in 2003.

For the three month period ended March 31, 2004, the Company had a working capital of $61,004 as compared to a working capital (deficit) of ($565,189) in the same period of 2003.

Fourth Quarter, (December 31, 2003)

During the three month [fourth quarter] period ended December 31, 2003, the Company had a net profit of $392,664; $0.01 per share compared to a net (loss) of ($38,101) ($0.00 per share) in the same three month [fourth quarter] period of 2002.  Operating costs increased to $1,186,849 as compared to $364,092 for the same period in 2002.  Costs relating to salaries and benefits, advertising and promotion, consulting fees and regulatory and transfer fees contributed mainly to the increase in operating costs.

The Company’s fourth quarter revenue for the three month period ended December 31, 2003 was $260,887; (2002: $160,403) as a result of revenue generated from the Company’s Gaming Software.

Risks related to our Business

Although management believes that the conduct of Internet gaming related activities by its Antiguan subsidiary, Action, will represent a lawful business, there is the risk that the legality of the Internet gaming related activities may be challenged by Canadian or other legal authorities.  If the legality of the Internet gaming related activities is challenged and the challenge is sustained, it may have a material adverse impact on the financial affairs of the Company.

There is an ongoing effort in the U.S.A. to enact legislation for the prohibition of on-line gaming and for financial transactions pertaining to on-line gaming.  The passage of such legislation could substantially impact the business of the Company and its licensees.

The marketplace for the Company’s on-line Gaming Software is constantly undergoing changes, is intensely competitive and is subject to changes in customer preferences.  The Company’s products and services compete against those of other companies that have greater financial, marketing, software programming and other resources than those of the Company.  The Company will rely on the internet as a means of promoting and selling.  Any changes in the internet’s role as the premier computer network information service or any shutdown of internet services by significant internet service providers will have an adverse material impact on the Company’s ability to generate revenues.  Furthermore, the Company can be adversely affected from power failures, internet interruptions, software failures and hackings.  The Company relies heavily on its employees, the loss of any of whom could have an adverse effect on the Company. The Company also relies on its licensees for the operation of the Company’s Gaming Software, the loss of any of which could have an adverse effect on the affairs of the Company. The

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.

Form 51-102F1 - Management Discussion & Analysis

For the three month interim period ended March 31, 2004

Company is at risk if it does not continually upgrade and enhance its Software to avoid rendering the Company’s existing Software obsolete.  Internal cash generated by the operations of the Company may not permit the level of research and development spending required in order to maintain a stream of new product improvements. Changes in policies of companies or banks that handle credit card transactions for on-line gaming may have an adverse impact on the financial affairs of the Company.

Summary of Quarterly Results

The following are the results for the nine most recent quarterly periods, starting with the three month quarterly period ended March 31, 2004:

For the Quarterly Periods ending on:	March 31, 2004	December 31, 2003	September 30, 2003	June 30, 2003	March 31, 2003
Total Revenues	$276,779	261,122	186,722	841,991	92,589
Income (loss) before other items	(458,379)	(925,727)	(667,955)	311,970	(519,976)
Earnings (loss) per common share before other items	(0.01)	(0.02)	(0.01)	0.01	(0.01)
Fully diluted earnings (loss) per common share before other items	(0.01)	(0.02)	(0.01)	0.01	(0.01)
Net income (loss) for the period	(464,934)	392,664	(578,491)	307,244	(1,916,168)
Basic net earnings (loss) per share	(0.01)	0.01	(0.01)	0.01	(0.05)
Diluted net earnings (loss) per share	(0.01)	0.01	(0.01)	0.01	(0.04)

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.

Form 51-102F1 - Management Discussion & Analysis

For the three month interim period ended March 31, 2004

For the Quarterly Periods ending on:	December 31, 2002	September 30, 2002	June 30, 2002	March 31, 2002
Total Revenues	$159,865	73,425	126,264	25,830
Income (loss) before other items	(204,227)	(564,084)	(554,538)	(585,385)
Earnings (loss) per common share before other items	(0.01)	(0.01)	(0.01)	(0.02)
Fully diluted earnings (loss) per common share before other items	(0.00)	(0.01)	(0.01)	(0.01)
Net income (loss) for the period	(38,101)	(480,900)	(637,976)	(585,385)
Basic net earnings (loss) per share	(0.00)	(0.01)	(0.02)	(0.02)
Diluted net earnings (loss) per share	(0.00)	(0.00)	(0.01)	(0.01)

The Company’s business is not of a seasonal nature.

A major portion of the Company’s total revenues have been generated as a result of the Company’s Gaming Software.

While the Company’s Gaming Software has generated revenues over the nine most recent quarterly periods, Management does not believe that the Company has reached a stage whereby a general representative trend has been established for generating revenues, as the Company’s Gaming Software is still being updated to include additional products.

Liquidity and Capital Resources

To date, the Company’s revenues have not met the Company’s expenditures or capital requirements.  For 2004, the Company will require additional funds to conduct operations uninterruptedly.  The Company does not expect a meaningful increase in its revenues unless more resources are dedicated to marketing or until its Gaming Software is upgraded with a full suite of poker games as well as new products.  In order to meet this requirement, the Company intends to seek equity and/or debt financings through private placements and/or public offerings and/or loans.  Alternatively, the Company might have to enter into a joint venture arrangement with another party should such party be prepared to provide the required financing to the Company, on acceptable terms and conditions  In the past, the Company has been successful in securing equity and debt financings in order to conduct its operations uninterruptedly.  While the Company does not give any assurances whatsoever that in the future it will continue being successful in securing equity and/or debt financings in order to conduct its operations uninterruptedly, it is the Company’s intention to pursue these methods for future funding of the Company.

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.

Form 51-102F1 - Management Discussion & Analysis

For the three month interim period ended March 31, 2004

The Company entered into several private placement financing agreements with various parties during the year ended December 31, 2003 whereby the Company issued an aggregate of 11,999,970 common shares at prices ranging from $0.10 to $0.15 per common share for total proceeds to the Company of $1,569,996.

The Company has granted stock options to acquire common shares of the Company, at certain prices, to various parties.  Should any outstanding stock options be exercised by any party, then any funds received by the Company shall be used for working capital purposes.  However, there are no assurances whatsoever that any stock options will be exercised before their respective expiry dates.

During the twelve month period ended December 31, 2003, 1,929,814 stock options were exercised; 1,146,357 stock options expired; 2,920,349 stock options were granted to directors, employees and consultants at exercise prices ranging from $0.11 to $0.22 per common share.  In addition, 516,175 stock options from $0.10 to $0.36 per common share were cancelled.  No share purchase warrants were issued or exercised.

During the three month period ended March 31, 2004, the Company entered into two private placement financing agreements with a related party whereby the Company issued an aggregate of 4,000,000 common shares at prices ranging from $0.30 to $0.32 per common share for total proceeds to the Company of $1,225,000.

During the three month period ended March 31, 2004, 417,500 stock options were exercised; 2,670,000 stock options were granted; 100,000 stock options expired and none were cancelled.  As at March 31, 2004, the Company had 5,090,849 outstanding stock options exercisable at prices ranging from $0.11 to $0.36 per common share.  During the three month period ended March 31, 2004, 1,688,000 share purchase warrants in the Company expired and as a result, there are no warrants outstanding.

At March 31, 2004 the Company had $26,017 in cash and term deposits as compared to Nil at December 31, 2003.  Working capital at March 31, 2004 was $61,004 as compared to a working capital (deficit) of ($154,730) at December 31, 2003.  Marketable securities at March 31, 2004 were $160,930 as compared to $17,374 at December 31, 2003.  Accounts receivable at March 31, 2004 was $323,659 as compared to $179,133 at December 31, 2003.  Prepaids and security deposits at March 31, 2004 were $14,450 as compared to $85,041 at December 31, 2003.  Due from related parties at March 31, 2004 was $763,619 as compared to $140,832 at December 31, 2003.

Trends

The marketplace for the Company’s business is constantly undergoing changes, is intensely competitive and is subject to changes in customer preferences.  Consequently, new products are being developed continuously by the Gaming Industry in order to satisfy customer demands, new and costly venues of advertising and promotion are being used by the Gaming Industry so as to attract new customers and, new competitors are continuously appearing in the marketplace.

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.

Form 51-102F1 - Management Discussion & Analysis

For the three month interim period ended March 31, 2004

Related Party Transactions

The company shares office premises with Lucky 1 Enterprises Inc. (“Lucky”) a related company. Subsequent to August 2001, rent for the office premises is paid by the Company and Lucky is charged for its proportionate share which is $7,090 for the twelve month period ended December 31, 2003 (2002: $5,153).  Lucky charges the Company for its proportionate share of payroll expenses and other office expenses, (“Las Vegas obligations”).  During the twelve month period ended December 31, 2003, the Company has paid to Lucky the sum of $185,425 (2002: $174,170) for the Las Vegas obligations which are as follows:  payroll expenses of $155,796 (2002: $142,351) and other expenses of $29,629 (2002: $31,819).

During the three month period ended March 31, 2004, The Company has paid to Lucky the sum of $47,401(2003: $56,229) for the Las Vegas obligations which are as follows: payroll expenses of $44,133 (2003: $45,884) and other expenses of 3,268 (2003: $10,345). Rent for the office premises is paid by the Company and Lucky is charged for its proportionate share which is $1,599 for the three month period ended March 31, 2004. (2003: $1,636).

The Company entered into a licensing agreement on November 4, 2002 with Lucky for the joint development of certain on-line gaming software consisting of three card games; Pan, Big 2, and Chinese Poker, (the “three card games software”).  The Company has received from Lucky the agreed license fee of $200,000 for the three card games software.  The three card games software is equally owned by the Company and Lucky.  The Company shall be the operator of the three card games software. The Company shall receive 60% and Lucky shall receive 40% of all revenues that shall be generated from the operation of the three card games software.  The Company’s (60%) share of revenues from the three card games was $151,425 for the twelve month period ended December 31, 2003 (2002: $Nil) and, for the three month period ended March 31, 2004 was $56,412 (2003: $5,464).  As at December 31, 2003, the Company has paid to Lucky $100,951 representing 40% of revenues generated from the three card games software (2002: $Nil) and $37,608 for the three month period ended March 31, 2004, (2003: $3,643).

For the year ended December 31, 2003, Kalpakian Bros. of B.C. Ltd. was paid $180,000 and $45,000 for the three month period ended March 31, 2004.  The principals of Kalpakian Bros. of B.C. Ltd. are Bedo H. Kalpakian and Jacob H. Kalpakian, both Company directors and officers.  Pursuant to a Management Agreement dated February 1, 2000, the remuneration payable to Kalpakian Bros. of B.C. Ltd. is $15,000 per month plus GST plus reimbursement of all traveling and other expenses incurred by Kalpakian Bros. of B.C. Ltd. in connection with performing its services. The Management Agreement is automatically renewable on a year by year basis and may be terminated at anytime by either party on six months’ written notice.

On March 11, 2003, the Company entered into a Non-Brokered Private Placement Financing Agreement with Lucky whereby Lucky acquired 2,500,000 common shares in the capital of the Company at a price of $0.10 per common share for total proceeds of $250,000.  These shares were subject to a hold period which expired on September 13, 2003.

On September 8, 2003 the Company entered into a Non-Brokered Private Placement Financing Agreement with Lucky, whereby Lucky acquired 1,000,000 common shares in the capital of the

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.

Form 51-102F1 - Management Discussion & Analysis

For the three month interim period ended March 31, 2004

Company at a purchase price of $0.10 per common share for total proceeds of $100,000.  These shares were subject to a hold period which expired on January 15, 2004.

On September 19, 2003 the Company entered into a Non-Brokered Private Placement Financing Agreement with Lucky, whereby Lucky acquired 3,000,000 common shares in the capital of the Company at a purchase price of $0.14 per common share for total proceeds of $420,000.  These shares were subject to a hold period which expired on February 3, 2004

During the three month period ended March 31, 2004, the Company entered into Non-Brokered Private Placement Financing Agreements with Lucky.  The Company has issued to Lucky 1,250,000 common shares of the Company at $0.32 per common share and 2,750,000 common shares of the Company at $0.30 per common share for total proceeds to the Company of $1,225,000.  These shares are restricted from trading until June 20, 2004.

Changes in Accounting Policies

Effective January 2002, the Company adopted the new Handbook recommendation in accounting for its employee stock option plans.  Options granted to employees are accounted for using the intrinsic value method where compensation expense is recorded when options are granted at discounts to market.  Options granted to non-employees are accounted for using the fair value method where compensation expense is calculated using the Black-Scholes options pricing model.

Financial Instruments

(i)

Fair value

The carrying value of cash and term deposits, accounts receivable, accounts payable and accrued liabilities, amounts due to and from related parties and obligation under capital lease approximate their fair value because of the short maturity of these financial instruments.

(ii)

Interest rate risk

The Company is not exposed to significant interest rate risk due to the short-term maturity of its monetary current assets and liabilities.

(iii)

Credit risk

The Company is exposed to credit risk with respect to its accounts receivable, however, this is minimized by the Company's large customer base.  The Company monitors its exposure to credit risk for accounts receivable.

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.

Form 51-102F1 - Management Discussion & Analysis

For the three month interim period ended March 31, 2004

(iv)

Translation risk

The Company translates the results of foreign operations into Canadian currency using approximately the average exchange rate for the year.  The exchange rate may vary from time to time.  This risk is minimized to the extent that all non-Canadian source revenues and expenses are in US dollars.

(v)

Market risk

Marketable securities are valued at the lower of cost and market at the balance sheet date.  The Company is exposed to market risk with respect to its investment in marketable securities.

Analysis of expenses

For a breakdown of general and administrative expenditures, please refer to the Company’s March 31, 2004 Interim (unaudited) Financial Statements and December 31, 2003 Annual audited Financial Statements.

Capital Stock

100,000,000 common shares without par value

    5,000,000 preferred shares

Outstanding Share Data	No. of Common Shares	No. of Preferred Shares	Exercise ($) Price per common share	Expiry Dates
Issued and Outstanding as at May 30, 2004	56,714,020	Nil	N/A	N/A
Stock Options	4,952,599	Nil	0.11 to 0.36	September 10/ 04 to March 12/ 07
Warrants	NIL	Nil	N/A	N/A
Fully Diluted as at May 30, 2004	61,666,619	Nil	N/A	N/A

Subsequent Events

(a)

A total of 263,250 stock options were exercised subsequent to the three month period ended March 31, 2004 at prices ranging from $0.11 to $0.22 per common share for total proceeds to the Company of $54,478.

(b)

A total of 125,000 stock options were granted subsequent to the three month period ended March 31, 2004 exercisable at a price of $0.21 per common share.

(c)

On April 1, 2004, the Company’s Antiguan subsidiary, Action, entered into a Purchase/Sale Agreement for the termination of the Net Revenue Sharing Agreement with Atlantis Casino On-Line N.V. (“Atlantis”) for a Purchase and Termination Price of U.S. $1,000,000.

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.

Form 51-102F1 - Management Discussion & Analysis

For the three month interim period ended March 31, 2004

Outlook

The revenue stream from the RTG licensing relationship should be better realized during the next 12 months when a fully coordinated marketing program, which is currently being developed, will take effect.

While there are no assurances whatsoever, industry indications are strong that the growth trend in the internet gaming sector, in particular for poker and other multiplayer games shall continue to enjoy high growth.

With an eye towards the future, the Company has significantly improved its operating infrastructure by expanding its technical team, by opening a fully staffed operation centre in Kahnawake, Quebec and, by upgrading its core hardware and operating systems.